                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                               THE SANDS REGENT
           --------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, par value $.05 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   800091100
           --------------------------------------------------------
                                 (CUSIP Number)

           Shawn Scott                  with a copy to:
           1055 East Tropicana Avenue   Brent Christensen, Esq.
           Suite 200                    Van Cott, Bagley, Cornwall & McCarthy
           Las Vegas, Nevada 89119      50 South Main Street, Suite 1600
           (702) 891-9400               Salt Lake City, Utah 84144
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 27, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of     Pages
                                        ---

CUSIP No. 800091100                   13D                 Page  2  of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Desert Golden Sun, LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
     Not Applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00 (Borrowed from Third Party)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Nevada
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                   2,057,618 shares(1)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                   None.
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                   2,057,618 shares(1)
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                   None.
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,057,618 shares(1)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     45.74%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00 (Limited Liability Company)
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

(1) As described in Item 4 hereof, pursuant to a Letter Agreement dated June 27, 1997, as amended, the Reporting Person has the right to acquire such shares, subject to the satisfaction of certain conditions.

CUSIP No. 800091100                   13D                 Page  3  of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Shawn Scott
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
     Not Applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00 (Funds Borrowed from Third Party by Purchasing Entity)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                   2,057,618 shares(1)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                   None.
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                   2,057,618 shares(1)
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                   None.
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,057,618 shares(1)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     45.74%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

(1) As described in Item 4 hereof, pursuant to a Letter Agreement dated June 27, 1997, as amended, the Desert Golden Sun, LLC has the right to acquire such shares, subject to the satisfaction of certain conditions. The Reporting Person, as the sole manager of Desert Golden Sun, LLC, is deemed to have sole voting and dispositive powers over such shares.

Item 1.  SECURITY AND ISSUER

     This statement relates to the common stock, par value $.05 per share (the "Common Stock") of The Sands Regent, a Nevada corporation (the "Company"). The address of the principal executive offices of the Company is 345 North Arlington Avenue, Reno, Nevada 89501.

Item 2.  IDENTITY AND BACKGROUND

     This Schedule 13D relates to the direct beneficial ownership in the Shares (as defined below) by Desert Golden Sun, LLC, a Nevada Limited Liability Company ("DGS"), and the indirect beneficial ownership of Shawn Scott in the Shares.
The business address of DGS and Mr. Scott is 1055 East Tropicana Avenue, Suite 200, Las Vegas, Nevada 89119. Mr. Scott is a citizen of the United States and the sole manager of DGS. Neither DGS nor Mr. Scott have been convicted in any criminal proceeding, nor has DGS or Mr. Scott been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which DGS or Mr. Scott was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to a letter agreement dated June 27, 1997, as amended (the "Letter Agreement") between DGS and each of the shareholders of the Company named therein (the "Selling Shareholders"), which is filed as Exhibit 2 to this
Schedule 13D and more fully described in Item 4, DGS has agreed to purchase, subject to certain conditions, and the Selling Shareholders have agreed to sell, subject to certain conditions, 2,057,618 shares of Common Stock owned by the Selling Shareholders (the "Shares").

     The aggregate consideration to be paid by DGS for the Shares will be $6,172,854 (the "Purchase Price"). $500,000 (the "Escrow Amount") of the Purchase Price is to be deposited with an escrow agent in accordance with the
terms of the Letter Agreement.   The Escrow Amount is refundable to DGS only
upon certain conditions. DGS borrowed the Escrow Amount from Madeleine LLC, a limited liability company organized under the laws of the State of New York ("Madeleine"). In addition, DGS may borrow all or a portion of the balance of the Purchase Price from Madeleine (or its affiliates), although no agreement to do so has been entered into between Madeleine (or any of its affiliates) and DGS (or any other person). If DGS does not obtain financing for the Purchase Price from Madeleine (or its affiliates), DGS intends to borrow the balance of the Purchase Price from another source.

Item 4.  PURPOSE OF TRANSACTION.

     DGS has entered into the Letter Agreement to obtain a significant equity interest in the Company. Upon consummation of the Letter Agreement, DGS will beneficially own all of the Shares, representing approximately 45.74% of the outstanding shares of Common Stock as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997 (the "March 1997 10-Q").

     The obligation of DGS to purchase the Shares is conditioned upon approval from all appropriate gaming authorities. In addition, the purchase and sale of the Shares is conditioned upon DGS reaching an agreement within 90 days of the Letter Agreement with Wells Fargo Bank (the "Bank"), the holder of certain debt owed by the Company, pursuant to which the Bank either (i) approves the consummation of the transactions contemplated by the Letter Agreement or (ii) agrees to allow DGS to purchase the Company's outstanding debt from the Bank. The Letter Agreement further requires DGS to consummate the purchase of the Shares on or before November 30, 1997.

     The Selling Shareholders have jointly and severally agreed to use their best efforts to assist DGS in gaining control of the Company's board of directors promptly after the closing of the purchase of the Shares. It is anticipated that Pete Cladianos, Jr., Pete Cladianos III and Katherene Latham will resign as directors of the Company following the closing of the transactions contemplated by the Letter Agreement and that the Board of Directors of the Company will fill the vacancies created by such resignations with nominees of DGS. It is also anticipated that one or more additional directors nominated by DGS will be appointed to the Board of Directors of the Company either to fill vacancies created by any additional resignations or an increase in the number of directors of the Company.

     Once DGS has obtained control of the Company's Board of Directors, Mr. Scott and DGS intend to explore possibilities of enhancing the operations of the Company, including various marketing approaches and the possibility of acquiring additional gaming operations. To further these objectives, DGS and Mr. Scott intend to explore means of obtaining additional capital for the Company's operations.

     Except as described above, Mr. Scott and DGS have no plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The information included in response to Items 3 and 6 hereof is specifically incorporated herein by reference.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Pursuant to the terms of the Letter Agreement, upon consummation thereof, DGS will directly own 2,057,618 shares of Common Stock of the Company, which represent approximately 45.74% of the outstanding shares of Common Stock as reported by the Company in the March 1997 10-Q.

     (b) As of the closing date of the transactions contemplated by the Letter Agreement, DGS will have sole voting and dispositive powers with respect to the 2,057,618 shares of Common Stock. As sole manager of DGS, Shawn Scott will also be deemed to have sole voting and dispositive powers with respect to the 2,057,618 shares of Common Stock once they have been acquired by DGS.

     (c) The information contained in Item 4 of this Schedule 13D concerning the Letter Agreement entered into by DGS is incorporated herein by reference.

     (d)  Not Applicable

     (e)  Not Applicable

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information included in response to Item 4 hereof is incorporated herein by reference.

     Except as described above, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Company between DGS and any person or between Shawn Scott and any person.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS.

     1.  Agreement of Joint Filing

     2. Letter Agreement, as amended, dated as of June 27, 1997, between DGS and the Selling Shareholders.

     3. Demand Promissory Note, dated July 17, 1997, made by Desert Golden Sun, LLC in favor of Madeleine LLC.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 28, 1997

                                             DESERT GOLDEN SUN, LLC


                                             By: /s/ Shawn Scott
                                                -------------------------
                                                 Shawn Scott, Manager


                                             /s/ Shawn Scott
                                             ----------------------------
                                             Shawn Scott, an Individual

                                                                     EXHIBIT 1

                          AGREEMENT OF JOINT FILING

    This will confirm the Agreement by and between the undersigned that the
Schedule 13D filed on or about this date, with respect to the beneficial ownership of the undersigned of shares of the Common Stock of The Sands Regent, is being filed on behalf of each of the persons named below.


Dated:  July 28, 1997

                                  DESERT GOLDEN SUN, LLC


                                  By: /s/ Shawn Scott
                                     --------------------------
                                       Shawn Scott, Manager

                                  /s/ Shawn Scott
                                  -----------------------------
                                  Shawn Scott, an Individual

                                                                     EXHIBIT 2


                            Desert Golden Sun, LLC
                           1055 E. Tropicana Avenue
                                  Suite 200
                           Las Vegas, Nevada 89119
                                June 27, 1997


Pete Cladianos, Jr.
345 North Arlington Avenue
Reno, Nevada 89501

Dear Pete:

     By execution of this letter agreement (this "Letter Agreement"), each of the undersigned shareholders (the "Shareholders") of The Sands Regent (the "Company") hereby irrevocably agrees to sell (the "Purchase") to Desert Golden Sun, LLC (the "Purchaser") the number of shares of common stock of the Company set forth opposite such Shareholder's name on Exhibit A annexed hereto, totaling 2,057,618 shares (collectively, the "Shares"), upon the terms and conditions set forth herein.

     1. Consideration for the Purchase. As consideration for entering into this Letter Agreement, the Purchaser shall pay to the Shareholders an aggregate amount of $100.00. Within Five (5) days of the date of this Letter Agreement, the Purchaser shall place in escrow, upon terms mutually agreeable to the parties hereto, $499,900.00 (the "Escrow Amount"). The Purchaser shall have Twenty-One (21) days from the date of this Letter Agreement to commence proceeding for approval from all appropriate gaming authorities. The Purchaser shall have Ninety (90) days from the date of this Letter Agreement to negotiate with Wells Fargo Bank (the "Bank"), the holder of certain debt owed by the Company, to receive the Bank's approval of the consummation of the transaction outlined herein or to purchase the Company's debt from the bank. If the Purchaser does not reach agreement with the Bank, this Letter Agreement will terminate and the Escrow Amount will be returned to the Purchaser. The Shareholders will not be obligated to place the Shares in the escrow until (i) an agreement between the Bank and the Purchaser has been reached, or (ii) the Purchaser has placed the entire Purchase Price in escrow.

The Escrow Amount shall be immediately payable to the Shareholders, and credited toward the Purchase Price, if, on or before the Expiration Date, the Purchaser has received all requisite approvals from all applicable gaming and regulatory authorities with respect to the Purchase. The Escrow Amount shall be payable to the Shareholders if the Purchase is not consummated as a consequence of the Purchaser's breach of any representation, warrant or covenant set forth herein. The Escrow Amount shall not be payable to the Shareholders and it shall be refunded to the Purchaser by the Shareholders if previously distributed, if any approvals received from gaming authorities have been rescinded or cease to be in effect or if the Shareholders have breached any representation, warranty or covenant set forth herein. If the Bank rescinds its consent to the transaction contemplated hereby or fails to consummate the sale of the Company's debt to the Purchaser, then the Purchaser still has the obligation to proceed to consummate the purchase of the Stock.

     2. Closing. The Purchaser shall have until November 30, 1997 (the "Expiration Date") to consummate the Purchase (the "Closing"). The Purchaser shall notify the Shareholders of the date of Closing by written notice.

     3. Purchase Price. The Purchase shall be consummated upon payment by the Purchaser to the Shareholders of a total of $6,172,854 (i.e. $3.00 per Share) (the "Purchase Price") in cash at the Closing, inclusive of the Escrow Amount, pursuant to definitive agreements reasonably acceptable to the parties hereto.

In addition, Purchaser agrees to compensate Shareholders for all of their costs and expenses associated with the Purchase, including attorneys fees, provided, however, that such costs and expenses shall not exceed $35,000.

     4. Representations of the Shareholders. Each of the Shareholders, jointly and severally, represents, warrants and covenants that as of the date hereof and through the Closing (i) each Shareholder owns and will own the Shares set forth opposite such Shareholder's name on Schedule A hereto free and clear of any lien or encumbrance, (ii) each Shareholder has and will have the authority to enter into the Letter Agreement and perform its obligations hereunder and (iii) this Letter Agreement is and will be enforceable against each Shareholder in accordance with its terms.

     5. Representations of the Purchaser. The Purchaser, and Shawn Scott individually, jointly and severally, represent, warrant and covenant that as of the date hereof through the Closing (i) Shawn Scott has and will have the authority to enter into the Letter Agreement on behalf of the Purchaser, (ii) Purchaser has the authority to perform its obligations hereunder (iii) this Letter Agreement is and will be enforceable against Purchaser in accordance with its terms and (iv) the Shares will not be acquired by Purchaser with a view to the distribution thereof within the meaning of the Securities act of 1933, as amended.

     6. Definitive Documentation: Best Efforts; Control of Board. Each of the Shareholders jointly and severally agrees to cause the Company to make available to the Purchaser and its representatives, such information as the Purchaser may reasonably request. Except as may be required by applicable law or applicable regulatory or governmental authorities and regulations, non-public information thus obtained by the Purchaser will be treated as confidential and, if the Purchase is not consummated, all documents or copies thereof obtained by the Purchaser will be returned to the Company or the Shareholders. Each of the Shareholders jointly and severally agrees to use best efforts to enter into definitive documentation prior to the Expiration Date and to cooperate with the Purchaser and the applicable gaming and regulatory authorities in obtaining prior to the Expiration Date all requisite approvals from such authorities for the Purchase. The shareholders jointly and severally agree to use their best efforts to assist the Purchaser in gaining control of the Company's board of directors promptly after the Closing.

     7. Operation of Business; No Other Sale. After the date hereof and prior to the termination of the Letter Agreement, each of the Shareholders jointly and severally agrees to cause the Company to be operated in the ordinary course of business. The Shareholders jointly and severally agree that none of them will accept any other offer to obtain control of, or ownership or, all or any portion of the Shares prior to the Expiration Date.

     8. Employment Agreements. After the Closing, Pete Cladianos, Jr., and Pete Cladianos, III, have agreed to continue their employment with the Company. The basic terms for employment are set forth on Exhibit B which is attached to this Letter Agreement and made a part of it by this reference. Pete Cladianos, Jr., and Pete Cladianos, III, have agreed to be bound by the terms of those agreements. The parties will enter into formal employment agreements, the execution of which will be a condition of Closing.

     9. No Purchase of Bank Debt. The Shareholders jointly and severally agree that they will not, directly or indirectly, purchase the Company's debt to the Bank.

    10. No Public Announcement. None of the Shareholders, on the one hand, or the Purchaser, on the other hand, will make any public statement or announcement with respect to the subject matter of this Letter Agreement without the prior approval of the other, except that in the event the parties are unable to agree on a public statement or announcement and legal counsel for a party is of the opinion that such statement or announcement is required by law, then such party may issue the legally required statement or announcement.

    11. Termination. This Letter Agreement shall terminate if the Closing has not occurred by November 30, 1997 (the "Expiration Date") or as provided in Sections 1 above unless extended by mutual written agreement among the parties hereto.

    12. Enforceability. The Shareholders' obligation to sell the Shares on the terms set forth in paragraph 3 shall be binding upon the Shareholders during the term of this Letter Agreement. This Letter Agreement is a binding and enforceable agreement between the parties hereto, and each party agrees not to institute or participate in any proceeding seeking to establish that this Letter Agreement does not constitute a binding and enforceable agreement. The representations, warranties and covenants herein shall survive the Closing. All parties shall be considered the draftsman of the Letter Agreement in any dispute where that issue is relevant.

    13. Governing Law. This Letter Agreement may be governed by the laws of the state of Nevada applicable to agreements made and to be performed entirely within such State.

    14. Exclusive Jurisdiction. It is agreed that the Second Judicial District Court of the State of Nevada, in and for the County of Washoe, shall be the sole and exclusive forum for the resolution of any disputes arising among any of the parties to this Letter Agreement. In the event that any litigation commenced in the Second Judicial District Court of the State of Nevada, in and for the County of Washoe, is properly removable to a Federal Court under the laws of the United States of America, such removal shall take place if the legal basis for removal exists; provided, however, that the parties to this Letter Agreement agree that the exclusive venue of the Federal forum for the resolution of any disputes shall be the United States District Court for the District of Nevada, Northern Nevada Division, located in Reno, Nevada.

    15. Counterparts. This Letter Agreement may be executed in counterparts, each of which shall be an original, and all of which together shall constitute one and the same Letter Agreement.

    16. Attorney's Fees. If a legal action or other proceeding is brought for enforcement of the Letter Agreement because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Letter Agreement, the successful or prevailing party shall be entitled to recover reasonable attorney's fees and costs incurred, both before and after judgment, in addition to any other relief to which they may be entitled.

     If this Letter Agreement accurately reflects our understanding, please so indicate by signing the original and duplicate of this letter and returning a fully executed copy to the undersigned.

                                       Very truly yours,

                                       Desert Golden Sun, LLC


                                       By: /s/ Shawn Scott
                                          -------------------------------
                                          Shawn Scott, Manager




/s/ Pete Cladianos Jr.                 /s/ Pete Cladianos Jr.
---------------------------------      ----------------------------------
PETE CLADIANOS, JR., Trustee           PETE CLADIANOS, JR., Trustee of the
of the Pete Cladianos, Jr. Trust       Pete Cladianos, Jr. Trust
FBO Allison Cladianos                  FBO Leslie Cladianos



/s/ Pete Cladianos, Jr.                /s/ Katherene Johnson Latham
---------------------------------      ----------------------------------

PETE CLADIANOS, JR., Trustee           KATHERENE JOHNSON LATHAM, Trustee
of the Antonia Cladianos II Grantor    of the Katherene J. Latham 1988
Retained Annuity Trust                 Trust (Living Trust)



/s/ Pete Cladianos, Jr.                /s/ Deborah R. Lundgren
---------------------------------      ----------------------------------
PETE CLADIANOS, JR., Trustee           DEBORAH R. LUNDGREN, Trustee
of the Pete Cladianos, Jr. Trust       of the Deborah R. Lundgren 1986
FBO Antonia Cladianos II               Trust (Living Trust)


/s/ Pete Cladianos, Jr.                /s/ Deborah R. Lundgren
---------------------------------      ----------------------------------
PETE CLADIANOS, JR., Trustee           DEBORAH R. LUNDGREN, Trustee
of the Katherene Johnson Latham Trust of the Gregory Kent Lundgren Trust FBO Antonia Cladianos II


/s/ Pete Cladianos, Jr.                /s/ Deborah R. Lundgren
---------------------------------      ----------------------------------
PETE CLADIANOS, JR., Trustee           DEBORAH R. LUNDGREN, Trustee
of the Second Amended                  of the Pete Cladianos, Jr. Trust
Antonia Cladianos II Trust             FBO Gregory K. Lundgren


/s/ Pete Cladianos, Jr.                /s/ Deborah R. Lundgren
---------------------------------      ----------------------------------
PETE CLADIANOS, JR., Trustee           DEBORAH R. LUNDGREN, Trustee
of the Pete Cladianos III Grantor      of the Katherene Johnson Latham
Retained Annuity Trust                 Trust FBO Gregory K. Lundgren


/s/ Pete Cladianos, Jr.                /s/ Pete Cladianos, Jr.
---------------------------------      ----------------------------------
PETE CLADIANOS, JR., Trustee           DEBORAH R. LUNDGREN, Trustee
of the Pete Cladianos Jr. Trust        of the Katherene R. Lundgren Trust
FBO Pete Cladianos III


/s/ Pete Cladianos, Jr.                /s/ Deborah R. Lundgren
---------------------------------      ----------------------------------
PETE CLADIANOS, JR., Trustee           DEBORAH R. LUNDGREN, Trustee
of the Katherene Johnson Latham Trust  of the Pete Cladianos, Jr. Trust
FBO Pete Cladianos III                 FBO Katherene R. Lundgren


/s/ Pete Cladianos, Jr.                /s/ Deborah R. Lundgren
---------------------------------      ----------------------------------
PETE CLADIANOS, JR., Trustee           DEBORAH R. LUNDGREN, Trustee
of the Second Amended                  of the Katherene Johnson Latham
Pete Cladianos III Trust               Trust FBO Katherene R. Lundgren

/s/ Pete Cladianos, Jr.                /s/ Deborah R. Lundgren
---------------------------------      ----------------------------------
PETE CLADIANOS, JR., Trustee           DEBORAH R. LUNDGREN, Custodian
of the Leslie Cladianos Grantor        for Katherene R. Lundgren under
Retained Annuity Trust                 Nevada Uniform Transfers to Minors
                                       Act

/s/ Pete Cladianos, Jr.                /s/ Pete Cladianos, Jr.
--------------------------------       ----------------------------------
PETE CLADIANOS, JR., Trustee           PETE CLADIANOS, JR., Trustee
of the Katherene Johnson Latham Trust  of the Pete Cladianos, Jr. Living
FBO Leslie Cladianos                   Trust


PETE CLADIANOS, JR.                    PETE CLADIANOS, III

                                 EXHIBIT "A"

                                                                  Number of
            Shareholder                       Date of Trust         Shares

Pete Cladianos, Jr. Trust FBO Allison            12/09/91             6,293

Cladianos, Pete Cladianos, Jr., Trustee

Antonia Cladianos II Grantor Retained Annuity    08/13/93           100,000

Trust, Pete Cladianos, Jr., Trustee

Pete Cladianos, Jr. Trust FBO Antonia            12/22/86            17,013

Cladianos II, Pete Cladianos, Jr., Trustee

Katherene Johnson Latham Trust FBO Antonia       12/22/86            10,567

Cladianos II, Pete Cladianos, Jr., Trustee

Second Amended Antonia Cladianos II Trust        02/22/87           213,376

Pete Cladianos, Jr., Trustee

Pete Cladianos III Grantor Retained Annuity      08/13/93           100,000

Trust, Pete Cladianos, Jr., Trustee

Pete Cladianos, Jr. Trust FBO Pete Cladianos     12/22/86            17,013

III, Pete Cladianos, Jr., Trustee

Katherene Johnson Latham Trust FBO Pete          12/22/86            10,567

Cladianos III, Pete Cladianos, Jr., Trustee

Second Amended Pete Cladianos III Trust, Pete    02/19/87           224,162

Cladianos, Jr., Trustee

Leslie Cladianos Grantor Retained Annuity        08/13/93           200,000

Trust, Pete Cladianos, Jr., Trustee

Pete Cladianos, Jr. Trust FBO Leslie             11/26/91            17,103

Cladianos, Pete Cladianos, Jr., Trustee

Katherene Johnson Latham Trust FBO Leslie        12/08/92             2,949

Cladianos, Pete Cladianos, Jr., Trustee

Pete Cladianos, Jr. Living Trust, Pete           05/25/89           156,041

Cladianos, Jr., Trustee

Katherene J. Latham 1988 Trust (Living           08/08/88           345,674

Trust), Katherene J. Latham, Trustee

Deborah R. Lundgren 1986 Trust (Living           09/03/86            547,026

Trust), Deborah R. Lundgren, Trustee

Gregory Kent Lundgren Trust Deborah R.           03/29/93             28,175

Lundgren, Trustee

Pete Cladianos, Jr. Trust FBO Gregory K.         12/01/88             10,659

Lundgren, Deborah R. Lundgren, Trustee

Katherene Johnson Latham Trust FBO Gregory K.    12/01/88              6,083

Lundgren, Deborah R. Lundgren, Trustee

Katherene R. Lundgren Trust, Deborah R.          03/29/93             28,175

Lundgren, Trustee

Pete Cladianos, Jr., Trust FBO Katherene R.      12/22/86             10,659

Lundgren, Deborah R. Lundgren, Trustee

Katherene Johnson Latham Trust FBO Katherene     12/22/86              6,083

R. Lundgren, Deborah R. Lundgren, Trustee
                                                                   2,057,618
                                                                   ---------
                                                                   ---------

                                  EXHIBIT "B"


              The employment agreements would be structured as follows:



     Terms of agreements to be 72 months.

     For Pete Cladianos, Jr., compensation will be $20,000 per month for the first 36 months and $15,000 per month for the next 36 months. For Pete Cladianos, III, compensation will be $10,000 per month for the first 36 months and $15,000 for the next 36 months. These amounts will be adjusted annually to reflect changes in the Consumer Price Index.

     Both will receive:

     Company rental car provide through rental care agency for the term.

     Membership in Prospectors Club for the term.

     Membership in Montreux or similar comparable facility for the term.

     Health Insurance at a level comparable to current coverage for the term.

     Declining term life insurance in an amount equal to the remaining unpaid balance of the agreed salary for the term.

     Indemnity from the lawsuit regarding the Copa Casino from The Company.


     The agreements will be structured in a way that if Pete Cladianos, Jr., and Pete Cladianos, III, determine that it would be more advantageous to shift workload to one or the other of them, that compensation will be adjusted to take into account that determination.

     The agreements will not become effective until approved by the Company's board of directors. The buyer agrees to use his best efforts to secure approval of the board. In the event the agreements are disapproved or modified by the board of directors, Purchaser will make a payment to Pete Cladianos, Jr., and Pete Cladianos, III, equal to the value of the agreements outlined above, or, if the modified agreements are acceptable to Pete Cladianos Jr., and Pete Cladianos, III, in their sole discretion, the difference between the value of the agreements outlined above and the value of the modified agreements.

                          Desert Golden Sun, LLC
                         1055 E. Tropicana Avenue
                                 Suite 200
                          Las Vegas, Nevada 89119

                               July 15, 1997

Pete Cladianos, Jr.
345 North Arlington Avenue
Reno, Nevada 89501

Dear Pete:

     By execution of this letter agreement amendment ("Amendment"), each of the undersigned shareholders (the "Shareholders") of The Sands Regent (the "Company") hereby agrees to amend the Letter Agreement dated June 27, 1997, between Desert Golden Sun, LLC (the "Purchaser") and the Shareholders (the "Letter Agreement"). Any capitalized words not defined herein will have the meaning ascribed to them in the Letter Agreement. Sections 1 and 6 of the Letter Agreement are amended in their entirety to read as follows:

     1. Consideration for the Purchase. As consideration for entering into this Letter Agreement, the Purchaser shall pay to the Shareholders an aggregate amount of $100.00. Within Five (5) days of the date of this Letter Agreement, the Purchaser shall place in escrow, upon terms mutually agreeable to the parties hereto, $499,900.00 (the "Escrow Amount"). The Purchaser shall have Twenty-One (21) days from the date of this Letter Agreement to commence proceeding for approval from all appropriate gaming authorities.

         The purchaser shall have until the Closing to to negotiate with Wells Fargo Bank (the "Bank"), the holder of certain debt owed by the Company (the "Debt"), to receive the Bank's approval of the consummation of the Purchase or to purchase the Debt from the Bank. The Purchaser may also choose to attempt to reach an agreement with the Company to protect the Company from any action by the Bank to accelerate the maturity date of the Debt due to the Closing. If the Purchaser does not receive approval from the Bank and does not reach agreement with the Company, either the Shareholders or the Purchaser shall have the right to terminate this Agreement;

         The Escrow Amount shall be immediately payable to the Shareholders, and credited toward the Purchase Price, if, on or before the Expiration Date, the Purchaser has received all requisite approvals from all applicable gaming and regulatory authorities with respect to the Purchase. The Escrow Amount shall be payable to the Shareholders if the Purchase is not consummated as a consequence of the Purchaser's breach of any representation, warrant or covenant set forth herein. The Escrow Amount shall not be payable to the Shareholders and it shall be refunded to the Purchaser by the Shareholders if previously distributed, if any approvals received from gaming authorities have been rescinded or cease to be in effect or if the Shareholders have breached any representation, warranty or covenant set forth herein, or if the Purchaser is not able to reach agreement with the Bank or the Company regarding the Debt as outlined in the above paragraph.

     6. Definitive Documentation: Best Efforts; Control of Board. Each of the Shareholders jointly and severally agrees to cause the Company to make available to the Purchaser and its representatives, such information as the Purchaser may reasonably request. Except as may be required by applicable law or applicable regulatory or governmental authorities and regulations, non-public information thus obtained by the Purchaser will be treated as confidential and, if the Purchase is not consummated, all documents or copies thereof obtained by the Purchaser will be returned to the Company or the Shareholders. Each of the Shareholders jointly and severally agrees to use best efforts to enter into definitive documentation prior to the Expiration Date and to cooperate with the Purchaser and the applicable gaming and regulatory authorities in obtaining prior to the Expiration Date all requisite approvals from such authorities for the Purchase. The shareholders jointly and severally agree to use their best efforts to assist the Purchaser in gaining control of the Company's board of directors promptly after the Closing. The Shareholders agree, prior to Closing, to take all actions within their power, to move the next annual meeting of the shareholders of the Company to as soon as is practicable after the Closing, and to ensure that a majority of the board of directors will be elected at that annual meeting.

     If this Amendment accurately reflects our understanding, please so indicate by signing the original and duplicate of this letter and returning a fully executed copy to the undersigned.

                                       Very truly yours,

                                       Desert Golden Sun, LLC


                                       By: /s/ Shawn Scott
                                          -------------------------------
                                          Shawn Scott, Manager

/s/ Pete Cladianos, Jr.                /s/ Pete Cladianos, Jr.
---------------------------------      ----------------------------------
PETE CLADIANOS, JR., Trustee           PETE CLADIANOS, JR., Trustee of the
of the Pete Cladianos, Jr. Trust       Pete Cladianos, Jr. Trust
FBO Allison Cladianos                  FBO Leslie Cladianos


/s/ Pete Cladianos, Jr.                /s/ Katherene Johnson Latham
---------------------------------      ----------------------------------
PETE CLADIANOS, JR., Trustee           KATHERENE JOHNSON LATHAM, Trustee
of the Antonia Cladianos II Grantor    of the Katherene J. Latham 1988 Trust
Retained Annuity Trust                 (Living Trust)


/s/ Pete Cladianos, Jr.                /s/ Deborah R. Lundgren
---------------------------------      ----------------------------------
PETE CLADIANOS, JR., Trustee           DEBORAH R. LUNDGREN, Trustee
of the Pete Cladianos, Jr. Trust       of the Deborah R. Lundgren 1986 Trust
FBO Antonia Cladianos II               (Living Trust)


/s/ Pete Cladianos, Jr.                /s/ Deborah R. Lundgren
---------------------------------      ----------------------------------
PETE CLADIANOS, JR., Trustee           DEBORAH R. LUNDGREN, Trustee
of the Katherene Johnson Latham Trust of the Gregory Kent Lundgren Trust FBO Antonia Cladianos II


/s/ Pete Cladianos, Jr.                /s/ Deborah R. Lundgren
---------------------------------      ----------------------------------
PETE CLADIANOS, JR., Trustee           DEBORAH R. LUNDGREN, Trustee
of the Second Amended of the           Pete Cladianos, Jr. Trust
Antonia Cladianos II Trust             FBO Gregory K. Lundgren


/s/ Pete Cladianos, Jr.                /s/ Deborah R. Lundgren
---------------------------------      ----------------------------------
PETE CLADIANOS, JR., Trustee           DEBORAH R. LUNDGREN, Trustee
of the Pete Cladianos III Grantor      of the Katherene Johnson Latham Trust
Retained Annuity Trust                 FBO Gregory K. Lundgren

/s/ Pete Cladianos, Jr.                /s/ Deborah R. Lundgren
---------------------------------      ----------------------------------
PETE CLADIANOS, JR., Trustee           DEBORAH R. LUNDGREN, Trustee
of the Pete Cladianos Jr. Trust        of the Katherene R. Lundgren Trust
FBO Pete Cladianos III


/s/ Pete Cladianos, Jr.                /s/ Deborah R. Lundgren
---------------------------------      ----------------------------------
PETE CLADIANOS, JR., Trustee           DEBORAH R. LUNDGREN, Trustee
of the Katherene Johnson Latham Trust  of the Pete Cladianos, Jr. Trust
FBO Pete Cladianos III                 FBO Katherene R. Lundgren


/s/ Pete Cladianos, Jr.                /s/ Deborah R. Lundgren
---------------------------------      ----------------------------------
PETE CLADIANOS, JR., Trustee           DEBORAH R. LUNDGREN, Trustee
of the Second Amended                  of the Katherene Johnson Latham Trust
Pete Cladianos III Trust               FBO Katherene R. Lundgren


/s/ Pete Cladianos, Jr.                /s/ Deborah R. Lundgren
---------------------------------      ----------------------------------
PETE CLADIANOS, JR., Trustee           DEBORAH R. LUNDGREN, Custodian
of the Leslie Cladianos Grantor        for Katherene R. Lundgren under Nevada
Retained Annuity Trust                 Uniform Transfers to Minors Act


/s/ Pete Cladianos, Jr.                /s/ Pete Cladianos, Jr.
---------------------------------      ----------------------------------
PETE CLADIANOS, JR., Trustee           PETE CLADIANOS, JR., Trustee
of the Katherene Johnson Latham Trust of the Pete Cladianos, Jr. Living Trust FBO Leslie Cladianos


PETE CLADIANOS, JR.                    PETE CLADIANOS, III

                                                                     EXHIBIT 3

                            DEMAND PROMISSORY NOTE

$500,000.00                                 New York, New York
                                            July 16, 1997

     ON DEMAND, the undersigned, Desert Golden Sun, LLC, a Nevada limited liability company (the "Borrower"), HEREBY PROMISES TO PAY to the order of Madeleine LLC (the "Lender"), (i) the principal sum of Five Hundred Thousand Dollars ($500,000.00) or, if less, the aggregate unpaid principal amount of the Loan (as hereinafter defined) made by the Lender to the Borrower, and (ii) interest on any and all principal amounts remaining unpaid hereunder from time to time outstanding, from the date hereof until such principal amounts become due, to be added to the principal amount of the Loan (commencing on July 1, 1997) while any principal amount remains unpaid hereunder and on the day of demand, at rate per annum of 15%.

I. (a) Any amount of principal of and (to the extent permitted by law) interest on any Loan that is not paid on demand shall bear interest from the day when due until such amount is paid in full, payable on demand, at an interest rate per annum of 20% (the "Default Rate"). All interest shall be computed on the basis of a year of 360 days for the actual number of days (including the first day but excluding the last day) elapsed. Notwithstanding any other provision of this Note, interest paid or becoming due hereunder shall in no event exceed the maximum rate permitted by applicable law.

     (b) This Note evidences the loan (the "Loan") that the Lender made to the Borrower on the date hereof. The Lender may conclusively rely on the borrowing resolutions of the Borrower's managing member previously delivered to the Lender, as such resolutions may be amended or superseded from time to time, provided that any such amending or superseding resolutions shall have been certified by the Secretary or an Assistant Secretary of the Borrower, and a copy thereof, so certified, shall have been delivered to the Lender. The Loan shall be conclusively presumed to have been made to or for the benefit of the Borrower.

     (c) The Lender shall maintain an account on its books in the name of the Borrower (the "Loan Account") on which the Borrower will be charged with the Loan, including all accrued interest, all fees, all expenses incurred by Lender in connection with this Note and the transactions contemplated thereby and any other obligations of Borrower to Lender. The Borrower authorizes the Lender to charge the Loan Account with such interest, fees, expenses and other obligations and acknowledge that such charges will be made at Lender's discretion and shall constitute a further Loan to the Borrowers.

     (d) If any amount payable hereunder shall be due on a Saturday, Sunday or other day on which natural banks are required or authorized to close (any other day being a "Business Day"), such payment may be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of interest payable hereon.

     (e) Both principal and interest are payable in lawful money of the United States and in immediately available funds at the offices of the Lender located at 450 Park Avenue, 28th Floor, New York, N.Y. 10022, or at such other place as the Lender shall designate in writing to the Borrower. Payments received by the Lender after 2:00 p.m. New York City time on a Business Day will be deemed to be received on the next Business Day.

     (f) The Borrower may prepay the Loan under this Note, in whole at any time, without penalty or premium, such prepayment to be accompanied by the payment of accrued interest to the date of such prepayment on the amount prepaid.

II. The Borrower represents and warrants as follows: (a) it is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Nevada; (b) the execution, delivery and performance by the Borrower of this Note and each other instrument, agreement and other document delivered by the Borrower to the Lender in connection with this Note (the Note, together with all such other agreements, instruments and other documents, are hereinafter referred to individually as a "Document" and collectively as the "Documents") are within the Borrower's powers, have been duly authorized by all necessary action, and do not contravene the Borrower's operating agreement;
(c) no authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for the due execution, delivery and performance by the Borrower of any Document; and (d) each Document constitutes the legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms.

III.  The Lender may at any time (in its sole and absolute discretion)
(i) declare the outstanding principal amount of this Note and all other amounts due under this Note to be immediately due and payable, whereupon the outstanding principal amount of all Loans under this Note and all such other amounts shall become and shall be forthwith due and payable, without diligence, presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, and (ii) exercise any and all of its other rights under applicable law, under this Note and under the other Documents.

IV. All payments made by the Borrower under this Note will be made without setoff, counterclaim or other defense.

V. (a) All notices or other communications provided for hereunder shall be in writing (including telecommunications) and shall be mailed, telecopied, telexed, telegraphed or delivered to the Borrower at the address of the Borrower set forth next to its signature, or at such other address as may hereafter be specified by the Borrower to the Lender (at its address set forth herein) in writing. All notices and communications shall be effective (i) if mailed, when received or three days after mailing, whichever is earlier, (ii) if telecopied, when transmitted, and (iii) if delivered, upon delivery.

     (b) No failure on the part of the Lender to exercise, and no delay in exercising, any right, power, privilege or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof by the Lender preclude any other or further exercise thereof or the exercise of any other right, power, privilege or remedy of the Lender. No amendment or waiver of any provision of this Note, nor consent to any departure by the Borrower therefrom, shall in any event be effective unless the same shall be in writing and signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

     (c) Any provision hereof which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

     (d) The Borrower hereby agrees to pay on demand all costs and expenses (including, without limitation, all fees, expenses and other client charges of counsel to the Lender) incurred by the Lender in connection with (i) the preparation, execution, delivery, administration and amendment of this Note and the other Documents, and (ii) the enforcement of the Lender's rights, and the collection of all amounts due, hereunder.

     (e) This Note shall be governed by, and construed in accordance with, the laws of the State of New York.

                                   DESERT GOLDEN SUN, LLC



                                   By:  /s/ SHAWN SCOTT
                                       ------------------------------
                                        Name:  Shawn Scott
                                        Title:  Managing Member


                         Address:

                                        1055 East Tropicana Ave., Suite 200
                                        Las Vegas, Nevada  89119
                                        Attention:  Mr. Shawn Scott

                                        Telephone:  702-891-9400
                                        Telecopier: 702-891-9401